# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Solaris Oilfield Infrastructure, Inc., CIK 0001697500
CUSIP: 83418M103
Title of class of securities: Class A common stock, par value $0.01 per share
Address of issuer's principal executive offices: 9811 Katy Freeway, Suite 700, Houston, Texas (TX), 77024
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-18-045614
Filed by CIK 0001577919

## Reporting persons
- Yorktown Energy Partners X, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,079,234; shared voting power 0; sole dispositive power 7,079,234; shared dispositive power 0; aggregate amount beneficially owned 7,079,234 (16.05% of the class)
- YORKTOWN X COMPANY LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 7,079,234; shared voting power 0; sole dispositive power 7,079,234; shared dispositive power 0; aggregate amount beneficially owned 7,079,234 (16.05% of the class)
- YORKTOWN X ASSOCIATES LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 7,079,234; shared voting power 0; sole dispositive power 7,079,234; shared dispositive power 0; aggregate amount beneficially owned 7,079,234 (16.05% of the class)

## Item 1. Issuer
Name of issuer: Solaris Oilfield Infrastructure, Inc.
Address of issuer's principal executive offices: 9811 Katy Freeway, Suite 700, Houston, Texas, 77024

## Item 2. Person Filing
Name of person filing: This statement is jointly filed by Yorktown Energy Partners X, L.P., a Delaware limited partnership ("Yorktown X"), Yorktown X Company LP, a Delaware limited partnership and the general partner of Yorktown X ("Yorktown X Company"), and Yorktown X Associates LLC, a Delaware limited liability company and the general partner of Yorktown X Company ("Yorktown X Associates", and collectively, with Yorktown X and Yorktown X Company, the "Reporting Persons").
Address of principal business office or, if none, residence: The principal business office address of Yorktown X, Yorktown X Company and Yorktown X Associates is 410 Park Avenue, 20th Floor, New York, New York 10022.
Citizenship: Each of Yorktown X, Yorktown X Company and Yorktown X Associates is organized under the laws of the state of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Beneficial ownership of the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Solaris Oilfield Infrastructure, Inc., a Delaware corporation (the "Issuer") referred to herein is being reported hereunder solely because the reporting person directly owns or may be deemed to beneficially own 7,079,234 shares of Class B common stock of the Issuer ("Class B Common Stock") and 7,079,234 membership interests ("Solaris LLC Units") in Solaris Oilfield Infrastructure, LLC ("Solaris LLC"), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Second Amended and Restated Limited Liability Company Agreement of Solaris LLC. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.
Percent of class: Based on 37,010,359 shares of Class A Common Stock of the Issuer issued and outstanding as of December 11, 2024 as reported in the Issuer's Prospectus filed with the Securities and Exchange Commission on December 12, 2024 and 7,079,234 shares of Class A Common Stock issuable upon the exchange of shares of Class B Common Stock together with Solaris LLC Units as described above.
Sole power to vote or to direct the vote: These securities are directly held by Yorktown Energy Partners X, L.P., a Delaware limited partnership. Yorktown X Company LP, a Delaware limited partnership, is the sole general partner of Yorktown X and Yorktown X Associates LLC, a Delaware limited liability company, is the sole general partner of Yorktown X Company. As a result, Yorktown X Company and Yorktown X Associates may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown X. Yorktown X Company and Yorktown X Associates disclaim beneficial ownership of the securities owned by Yorktown X in excess of its pecuniary interests therein.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yorktown Energy Partners X, L.P.: /s/ Robert A. Signorino, Robert A. Signorino/Managing Member of the General Partner of the General Partner (02/14/2025)
- YORKTOWN X COMPANY LP: /s/ Robert A. Signorino, Robert A. Signorino/Managing Member of the General Partner (02/14/2025)
- YORKTOWN X ASSOCIATES LLC: /s/ Robert A. Signorino, Robert A. Signorino/Managing Member (02/14/2025)